BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or "Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358, of January 3, 2002 and following up the announcement to the market of August 24, 2017, hereby informs to its shareholders and to the market in general that the Board of Directors has approved, in a meeting held today, the election of Mr. Lorival Nogueira Luz Jr. as Chief Financial and Investor Relations Officer in the Company.

Sao Paulo, September 28, 2017

Pedro de Andrade Faria

Global Chief Executive

Lorival Nogueira Luz Jr.

Chief Finance and Investor Relations Officer